SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )
PREMIER FINANCIAL BANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
740 50M 105
(CUSIP Number)
David M.W. Harvey
Darren R. Tymchyshyn
Hot Creek Capital, L.L.C.
1 East Liberty Street, Suite 511
Reno, Nevada 89501
(775) 823-5233
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
May 20, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	740 50M 105	Page	2	of	14 Pages

1	NAME OF REPORTING PERSON Hot Creek Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		66,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	66,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.05%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	740 50M 105	Page	3	of	14 Pages

1	NAME OF REPORTING PERSON Hot Creek Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		66,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	66,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.05%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	740 50M 105	Page	4	of	14 Pages

1	NAME OF REPORTING PERSON David M.W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		66,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	66,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.05%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	740 50M 105	Page	5	of	14 Pages

1	NAME OF REPORTING PERSON Darren R. Tymchyshyn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,775

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		66,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	66,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.05%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	740 50M 105	Page	6	of	14 Pages
Item 1. Security and Issuer
          The class of equity securities to which this Statement relates is the Common Stock, no par value, (“Stock”) of Premier Financial Bancorp, Inc., a Kentucky corporation (the “Company”). The principal executive offices of the Company are located at 2883 Fifth Avenue, Huntington, West Virginia 25702.
Item 2. Identity and Background
          (a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”), (iii) David M.W. Harvey (“Harvey”) the Managing Member of the General Partner and a Portfolio Manager of Investors, and (iv) Darren R. Tymchyshyn (“Tymchyshyn”) a significant Member of the General Partner and a Portfolio Manager of Investors, ((i), (ii) (iii) and (iv) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of May 20, 2009, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
          (b) The residence or business address of each of the Filing Persons is:
1 East Liberty Street, Suite 511
Reno, Nevada 89501
          (c) Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The Managing Member of the General Partner is Harvey and that is his principal occupation. A significant Member of the General Partner is Tymchyshyn and his principle occupation is serving as a Portfolio Manager of Investors. Each of the Filing Persons conducts their business from 1 East Liberty Street, Suite 511, Reno, Nevada, 89501.
          (d) and (e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
          (f) Investors and the General Partner are organized under the laws of the state of Nevada. Harvey is a citizen of the United States. Tymchyshyn is a citizen of Canada.

CUSIP No.	740 50M 105	Page	7	of	14 Pages
Item 3. Source and Amount of Funds or Other Consideration
          All of the 66,775 shares of Stock beneficially owned by the Filing Persons is held by Investors. The amount of funds expended by Investors to acquire such 66,775 shares of Stock is $358,771. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.
          All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.
Item 4. Purpose of Transaction
          The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through, among other things, the assertion of shareholder rights and influencing the policies of the Company.
          As a result of such concerns, in a letter dated May 20, 2009, filed as Exhibit B (the “Letter”), Tymchyshyn, on behalf of himself and the other Filing Persons, raised several concerns relating to governance issues at the Company and issues relating to the decision to pursue the proposed merger of Abigail Adams National Bancorp, Inc. with and into the Company.
          The Filing Persons may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Company
          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 6,392,772 reported as the number of outstanding shares as of March 31, 2009 on the Company’s Form 10-Q filed May 14, 2009.

CUSIP No.	740 50M 105	Page	8	of	14 Pages
          The Filing Persons’ transactions in the Stock within the past 60 days are as follows:
(A) Investors
(a)-(b)	See cover page.

(c)	Investors made the following purchases of Common Stock within the past 60 days:

	Number of
Date	Shares Purchased	Price Per Share	Total Cost
5/06/2009	25,000	5.25	131,265
5/08/2009	22,700	5.39	122,461
5/11/2009	14,375	5.51	79,297
5/15/2009	1,900	5.47	10,393
5/18/2009	2,800	5.48	15,354
(d)	Because he is the Managing Member of the General Partner, which serves as the general partner of Investors and because he is a Portfolio Manager of Investors, Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.

Because he is a significant Member of the General Partner, which serves as the general partner of Investors and because he is a Portfolio Manager of Investors, Tymchyshyn has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Tymchyshyn is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.
(B) General Partner
(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	The General Partner is the general partner of Investors. Because he is the Managing Member of the General Partner, Harvey has the power to direct the affairs of General Partner. Furthermore, because he is a Portfolio Manager of Investors, Harvey may direct the affairs of Investors. Therefore, the General Partner and Investors may be deemed to share with Harvey voting and disposition power with regard to the shares of Stock held by Investors.

CUSIP No.	740 50M 105	Page	9	of	14 Pages
The General Partner is the general partner of Investors. Because he is a significant Member of the General Partner, Tymchyshyn has the power to direct the affairs of General Partner. Furthermore, because he is a Portfolio Manager of Investors, Tymchyshyn may direct the affairs of Investors. Therefore, the General Partner and Investors may be deemed to share with Tymchyshyn voting and disposition power with regard to the shares of Stock held by Investors.
(C) Harvey
     (a)-(b) See cover page.
     (c) Harvey made no purchases or sales of Stock directly.
(D) Tymchyshyn
     (a)-(b) See cover page.
     (c) Tymchyshyn made no purchases or sales of Stock directly.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
          Except with respect to the Joint Filing Agreement filed as Exhibit A and the Letter filed as Exhibit B, neither of Investors, the General Partner, Harvey, or Tymchyshyn has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.

B	Letter from Darren R. Tymchyshyn dated May 20, 2009

CUSIP No.	740 50M 105	Page	10	of	14 Pages
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 20, 2009

HOT CREEK CAPITAL, L.LC.

By:	/s/ David M.W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.

By:	HOT CREEK CAPITAL, L.L.C.
General Partner

By:	/s/ David M.W. Harvey
Managing Member

/s/ David M.W. Harvey
David M.W. Harvey

/s/ Darren R. Tymchyshyn
Darren R. Tymchyshyn

CUSIP No.	740 50M 105	Page	11	of	14 Pages
EXHIBIT A
JOINT FILING AGREEMENT
          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Date: May 20, 2009

HOT CREEK CAPITAL, L.LC.

By:	/s/ David M.W. Harvey
Managing Member

HOT CREEK INVESTORS, L.P.

By:	HOT CREEK CAPITAL, L.L.C.
General Partner

By:	/s/ David M.W. Harvey
Managing Member

/s/ David M.W. Harvey
David M.W. Harvey

/s/ Darren R. Tymchyshyn
Darren R. Tymchyshyn

CUSIP No.	740 50M 105	Page	12	of	14 Pages
EXHIBIT B
[FORM OF LETTER]

Thursday, May 21, 2009
BY FEDERAL EXPRESS
Board of Directors
c/o Marshall T. Reynolds
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia 25702

RE:	Premier Financial Bancorp, Inc.’s Proposed Acquisition of Abigail Adams National Bancorp Inc.
Dear Sirs:
          Hot Creek Capital, L.L.C. is the general partner of Hot Creek Investors, L.P. (“Hot Creek”), a small bank and thrift investment fund. We are typically described as having a “long-term and value-oriented” investment strategy focused on very small banks and thrifts. Hot Creek has been in business for over fifteen years. We currently own 66,775 shares of Premier Financial Bancorp, Inc. (“Premier”) Common Stock. We are writing this letter to bring your attention to what we believe are clear conflict of interest issues evident from our reading of the public disclosure documents relating to the proposed merger with Abigail Adams National Bancorp, Inc. (“Adams”).
          After reviewing Premier’s recently filed Form FR Y-3 Application, dated March 4, 2009, with the Federal Reserve Bank of Richmond (the “Merger Application”) relating to the Adams acquisition, we have serious doubts as to the independence of the Board of Directors at Premier. The following statements made in such Merger Application have us particularly concerned as to the possibility of conflicts of interest and self dealing. First, Marshall Reynolds, who currently acts as the Chairman of the Board of Premier, loaned Adams $3.4 million in the form of a demand note dated November 6, 2008. This note was made only fifty five days before Premier announced its intent to acquire Adams. Second, First Guaranty Bank “Guaranty” of Hammond, Louisiana has a $5 million promissory note to Adams. According to Guaranty’s Proxy Statement dated April 30, 2009, Mr. Reynolds also acts as the Chairman of Guaranty and controls nearly 30 percent of its Common Stock. Guaranty also provides Adams with a line of credit in the amount of $4 million to fund a loan participation from Adams. Third, according to Adam’s Proxy Statement dated April 25, 2009, Mr. Reynolds along with his wife control directly in

CUSIP No.	740 50M 105	Page	13	of	14 Pages
excess of 10 percent of the Common Stock of Adams. Fourth, three directors of Premier (Messrs. Scaggs, Wright, and Reynolds) also serve together as board members at First State Financial Corporation (“First State”). Combined Messrs. Scaggs, Wright, and Reynolds control in excess of 17 percent of the outstanding Common Stock of First State. Fifth, three directors of Premier (Messrs. Reynolds, Atkins, and Scaggs) also serve together on the board of Champion Industries, Inc. a company controlled by Mr. Reynolds. Sixth, four directors of Premier (Messrs. Reynolds, Scaggs, Molihan, and Burns) also serve together on the board of Energy Services of America Corporation (“Energy”). Mr. Reynolds currently acts as Chairman and Chief Executive Officer Energy. It is our opinion that the independence of Premier’s Board of Directors is challenged by the fact that six of the nine board members also serve together on boards of directors apart from Premier.
          The Merger Application also references Premier’s desire to use funds obtained through the United States Treasury’s Troubled Asset Relief Program (“TARP”) to repay $12.65 million of borrowings on the balance sheet of Adams. It is our opinion that $8.4 million of this amount may directly and indirectly benefit Mr. Reynolds. This is because Premier intends to repay the demand note provided by Mr. Reynolds to Adams in the amount $3.4 million which would directly benefit Mr. Reynolds. Premier also intends to repay the promissory note to Guaranty of $5 million. As a 30 percent shareholder of Guaranty this indirectly benefits Mr. Reynolds. Accordingly, we believe this is an egregious use of taxpayer money, not within the scope of stated purposes and objectives of the TARP program; and more importantly a misallocation of Premier’s precious capital. But for the proposed acquisition of Adams, we believe Premier would not require TARP funds. This conclusion is based on its recent Total Risk Based Capital ratio being a very high 15.3 percent. We believe your decision to pursue this transaction and deployment of TARP capital may be inappropriately influenced by the likelihood that Mr. Reynolds may benefit personally in excess of $5 million if the proposed merger is completed. Based on Premier’s current $5.50 market price for its Common Stock, this possible personal benefit by Mr. Reynolds equates to almost 60 percent of the entire deal value.
          It is our opinion that conflicts of interest and self dealing are the inevitable result of the incestuous nature of the various boards of directors on which Mr. Reynolds participates. As such, we believe this interferes with the obligation of our Board of Directors to maximize shareholder value for all shareholders at Premier alone. We believe shareholder concern over the proposed deal is already reflected in the share price of Premier in so much as its shares are currently trading at around 55 percent of their tangible-book value and offer an 8 percent dividend yield.
          We strongly encourage you as board members to put aside conflicts of interest and possible self dealings and act as responsible fiduciaries of all Premier shareholders including the United States Government. You must cleanse yourselves as honorable men and immediately terminate the Merger Agreement with Adams.
          According to the Merger Agreement there is a clause to terminate the merger if the closing does not occur before June 30, 2009. Currently the deal is not expected to close until after this date. Therefore, on that basis alone we believe we have a sound basis for rejecting the ill conceived “deal.” Additionally, there is a clause which states Premier can terminate the merger agreement if Adams’ subsidiary Adams National Bank is not in substantial compliance with the Written Agreement with the Office of the Comptroller of the Currency (“OCC”) dated October 1, 2008. Based on Adams’ recent Form 10 Q, it is our opinion Adams National Bank fails to meet the agreement with the OCC as evidenced by the Tier 1 capital to average assets ratio not adhering to the 9 percent level required under the agreement. In addition, for the three months ended march 31, 2009 Adams reported a loss in excess of $800,000, had a nonperforming asset to gross loans ratio in excess of 20 percent, and has a total capital to risk weighted assets ratio below what is considered well capitalized by regulators. One common

CUSIP No.	740 50M 105	Page	14	of	14 Pages
industry measure to evaluate the health of a bank is the Texas Ratio. According to Adams’ most recent Form 10Q this ratio equals approximately 170 percent. Most experts in the industry consider 100 percent as a very dangerous level and the point where a bank is prone to fail. As shareholders this causes us grave concern. Many experts would conclude that Adams is unlikely to survive as a going concern. As such, in our opinion Premier is acquiring a bank that is likely to mortally infect the whole of Premier.
          Again we remind you of your obligations as OUR fiduciaries and put aside conflicts and personal relationships. Certain members of our Board of Directors need to realize who they are representing. It is us the shareholders of a now high quality community bank that are being jeopardized because of your incestuous relationships. This must come to an end.
          We plan to share our thoughts with other shareholders; and we plan to vote “NO” on the proposed merger.
Very truly yours,
Darren Tymchyshyn